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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69001

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tripleshot LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Curve Street
(No. and Street)

Bedford (City) Massachusetts (State) 01730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Chaskin (914)263-4742
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J O'Doherty, PC
(Name – *if individual, state last, first, middle name*)

373 Baltimore Pike (Address) Springfield (City) Pa (State) 19064 (Zip Code)

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Chaskin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tripleshot LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

IMRAN A SUMRA
Notary Public
Connecticut
My Commission Expires Oct 31, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tripleshot, LLC

Statement of Financial Condition
As of December 31, 2015
And
Independent Certified Public Accountants' Report

TRIPLESHOT, LLC

December 31, 2015

Table of Contents

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Tripleshot, LLC

We have audited the accompanying statement of financial condition of Tripleshot, LLC as of December 31, 2015. The statement is the responsibility of Tripleshot, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above present fairly, in all material respects, the financial position of Tripleshot, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Springfield, Pennsylvania
February 24, 2016

Tripleshot, LLC
Statement of Financial Condition
As of December 31, 2015

ASSETS

Current Assets:	
Cash	$ 16,585
Prepaid expenses	2,768
FINRA CRD Deposit	179
Total current assets	19,532
Other Assets:	
Fixed assets, net of depreciation of $7,670	3,158
Intangible assets, net of accumulated amortization of $778	3,222
Total other assets	6,380
Total assets	$ 25,912

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 84
Total liabilities	84
Members' equity	25,828
Total liabilities and members' equity	$ 25,912

See Independent Auditors' Report and Notes to the Financial Statements

TRIPLESHOT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Tripleshot, LLC, (the "Company"). A Delaware Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed in August, 2011 and was approved by FINRA as a broker dealer on November 7, 2012. The Company provides execution services to institutional clients. The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts in a fully disclosed basis.

Nature of Business

The Company provides execution services to institutional clients. The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly is exempt from the remaining provisions of that rule.

The Company uses the accrual method of accounting for financial reporting purposes. The Company's year-end is December 31.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Tripleshot, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Income Taxes
For income tax reporting purposes, the Company is a disregarded entity. Consequently the activity from the Company is reported by its parent, the sole member. Accordingly no income tax expense has been recorded in the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis. The cost of leasehold improvements is depreciated over the estimated useful lives of the related assets oir the term of the related lease, whichever is shorter.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $16,501 which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0050 to 1.

NOTE 4. NOTES PAYABLE

The Company has no notes payable.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2015, the Company had no uninsured balances.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2016, the date that the financial statements were available to be issued.